

Mail Stop 7010

December 20, 2007

Andrew H. Parnes
Executive Vice President – Finance and Chief Financial Officer
Standard Pacific Corp.
15326 Alton Parkway
Irvine, CA 92618-2338

> **Re:** **Standard Pacific Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 1-10959**

Dear Mr. Parnes:

We have reviewed your responses and have the following comment.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2006

MD&A
Critical Accounting Policies, page 20
Inventories, page 23

1. We have reviewed and appreciate the information you provided in your response to prior comment one. It appears to us that, in addition to the disclosures you are providing and have agreed to provide in future filings, it may be useful to also provide some of the additional narrative disclosures you included under Supplemental Information. It appears to us that these additional disclosures may highlight and help investors better understand the difficulties and complexities in the determination of inventory valuation adjustments.

    Based on your response, we note your belief that there is not a practical approach to providing investors with meaningful information regarding your valuation adjustments from a sensitivity perspective. We also note your belief that to quantify the number of real estate projects for which the estimated future undiscounted cash flows are close to their carrying value may not be meaningful to investors and could be potentially problematic.

    While we understand that the process of assessing your inventory for impairments and your option deposits and pre-acquisition costs for write-offs is performed at a detailed level, we urge you to continue to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your homebuilding inventories. In addition, we also urge you to continue to fully consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information to investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your homebuilding inventories, such information may be required to be disclosed if it would be material and useful to investors. We continue to believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to current market conditions and to your peers to enable them to better assess the likelihood of potential future impairments.

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief